Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES CLOSING OF THE SALE OF AN INVESTMENT IN PERU

Medellin, Colombia, March 29, 2019

Bancolombia S.A. announces that its subsidiaries Renting Colombia S.A.S and Inversiones CFNS S.A.S have closed the sale to Arval Relsa of 100% of the shares of Arrendamiento Operativo CIB S.A.C – Renting Peru, an operational leasing company incorporated and with operations in Peru, transaction that was disclosed last January 16, 2019.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel.: (571) 4885934	Tel.: (574) 4041837